International Head Office 12F, 777 W. Broadway, Vancouver, British Columbia, V5Z-4J7, Canada Tel: (604) 871.9909 Fax: (604) 871.9919 EM: info@cibt.net web: www.cibt.net

13 September 2008

CIBT Education Group Inc.
Amex symbol:  MBA TSXV symbol: MBA

Dear Shareholders:

The purpose of this letter is to provide our shareholders with an updated summary of our corporate activities.

Overview:
CIBT is an education management company focused on the global education market, with a particular emphasis on Asia.  We started our business in China 15 years ago, a country with a population that has grown to 1.3 billion and a student population of 258 million and our target market for expansion is Asia with an astounding population base of 3.5 billion people.

Through expansion and acquisition, we now have 105 years of operating history in Canada, and 15 years of on the ground education experience in China.  With a total of 47 locations in Canada, China, Vietnam, Jordan and the Philippines, we offer Western and Chinese accredited programs in business, automotive maintenance, ESL, travel tourism management, and health care training.

Our Colleges include:

➢	CIBT School of Business, China (business schools and vocational schools)

➢	CIBT Beihai International College, China (Chinese Associate degree college)

➢	CIBT Wyotech Automotive Institute, China (automotive, diesel and marine technician school)

➢	Tourism Training Institute, China (hotel management school)

➢	Sprott-Shaw Degree College Corp, Canada (Bachelor degree college/university)

➢	Sprott-Shaw Community College (career and vocational college)

➢	Sprott-Shaw International Language College (ESL school)

➢	Modus Language School (ESL school specialized in the Korean, Japanese and Latin American markets to be merged with Sprott-Shaw Language College)

➢	Concordia Career College (Career school specialized in the Korean, Japanese and Latin America markets)

➢	Management of Quest University Canada, a three year old accredited university created by special charter by the British Columbia government with a $100 million facility located in Squamish, BC

Our global recognition includes:

➢	In 2004, CIBT was awarded the largest MBA degree contract in China by Boeing Corporation

➢	In 2005, CIBT was ranked Top 10 Most Influential MBA Degrees in China

➢	In 2006, CIBT was named Best Practice in Automotive Education by the World Bank, Chinese Ministry of Finance, Education and Social Security

➢	In 2007, CIBT was named Success Stories, Leading the way to Asia by the Asia Pacific Foundation and the Government of Canada

➢	In the summer of 2008, we expanded to the Philippines and established a Practical Nursing program with Far Eastern University, the largest nursing university in Manila

Divisional Update:
The Company has conducted a number of exciting new initiatives including five recent acquisitions.   We would like to share with you highlights from each of our divisions over the last 12 months:

CIBT School of Business China
We continue to expand our operations by adding new locations across China.  Our enrollment in China has been healthy and our auto school has substantially increased its student count from 50 to nearly 200.  Our 2+2 international bachelor degree program reached our target enrollment number of 450.  We have also launched a new 1+1 master degree program with a university in London.  CIBT will actively collaborate with Sprott-Shaw to have bridged programs delivered in both China and Canada so that students can expand their learning experience by receiving their education at home as well as abroad.

10/9/2008

Acquisition of Sprott-Shaw Community College Group
Since acquiring Sprott-Shaw in December of 2007, our approach to streamlining its operations has highly enhanced the company’s earnings, which will be reflected in financial results for fiscal 2008.  We have expanded our program offerings to the Philippines by working with Far Eastern University in Manila, and we have established a team of recruitment staff for Sprott Shaw College to recruit from the Chinese market and enroll them directly into Sprott-Shaw Colleges in Canada.

Acquisition of Tourism Training Institute
In April of 2008, we acquired the Tourism Training Institute.  By merging TTI’s Canadian operations with Sprott-Shaw, and expanding their Beijing team to deliver their programs in China, we are further expanding its hotel management program and are in discussion with colleges in the Philippines to establish CIBT Centers to deliver TTI’s hotel management programs.

Acquisition of Concordia Career College and Modus ESL School
We recently acquired Concordia Career College and Modus ESL School.  The two specialize in the Japanese, Mexican, and Latin American student markets.  Following this acquisition, their operations will be merged with Sprott-Shaw’s operations.  With this corporate development, we will be able to tap into the international resources of our new partner, which will assist us in securing inroads into prospective markets that we have not been able to penetrate.  In addition to importing students into our schools in Canada, we anticipate an even larger potential market if we actually export our curriculum, and acquiring schools with existing international pipelines fits perfectly with our overall strategy.  The consolidation of these assets will help reduce costs and increase exposure for the entire CIBT Education Group, which will further our efforts in reaching critical mass.

Management of Quest University Canada
Created by Special Charter in British Columbia’s Legislative Assembly, and an investment of $120 million by a non-profit foundation, Quest University’s board has retained our subsidiary, Sprott-Shaw, to manage the University’s finances and operations.  In return, we will be paid a management fee and will not assume liability or bear any loses from Quest’s operations.  In addition to these benefits, we will also be able to use the $100 million facility to help recruit students and increase enrollment in our 2+2 bachelor degree program because international students are often looking for traditional infrastructure which Quest University can offer.  Going forward, we will concentrate our efforts on harmonizing our cooperative efforts making sure that all operations are running smoothly and efficiently.

Investor Relations
Despite the recent dramatic decline in most of the major global stock markets, our share price has held up comparatively well although the current share price is significantly below our 52 wk high of $2.59.  The company will be commencing an investor relations campaign this fall, which will include investor road show presentations in the US and abroad and other activities designed to increase the company’s exposure and increase investor awareness.

Summary:
Today, we are one of the largest private post-secondary schools in Canada and the largest private health care training provider in Canada, the largest MBA student group in China, and we own the largest market share in 2+2 International Bachelor Degree programs in China.  In the last 9 months, we completed four acquisitions and took over the management of a $100 million dollar University.

Our vision is to use Canada as our corporate base, China for our operational network, and export our accredited and proven North American content to meet the growing demand for western education in Asia.  In addition, we are using our expanding infrastructure in Asia to recruit and import students into North America so that our students can experience the advanced education system that we offer here in Canada and the United States.  Through these two core objectives, we plan to become the largest private post-secondary education provider in Asia and Canada.

Thank you for your continued support in the Company.

Sincerely,

Toby Chu
Vice Chairman, President & CEO

10/9/2008